UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549
                         FORM 12b-25
                 NOTIFICATION OF LATE FILING
                                              ___________________________
                                                    SEC FILE NUMBER
                                                       0-26843
                                                     CUSIP NUMBER
                                                      668587 10 8
                                              ____________________________


(Check One):   [X] Form 10-K  [ ] Form 20-F  [ ]Form 11-K  [ ] Form 10-Q
               [ ] Form N-SAR [ ] Form N-CSR

For period ended:  April 30, 2006

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the transition period ended: ___________________
____________________________________________________________________________
Read Instruction (on back page) Before Preparing Form. Please Print or Type.
  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
____________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
____________________________________________________________________________
____________________________________________________________________________


PART I -- REGISTRANT INFORMATION

Nortia Capital Partners, Inc.
____________________________________________________________________________
Full Name of Registrant

Not applicable
____________________________________________________________________________
Former Name if Applicable

400 Hampton View Court
____________________________________________________________________________
Address of Principal Executive Office (Street and Number)

Alpharetta, GA 30004
____________________________________________________________________________
City, State and Zip Code





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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)




[  ] (a) The reason described in reasonable detail in Part
     III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

This Annual Report on Form 10-K for the year ended April 30, 2006, could not be filed within the prescribed period because the Company has changed the nature of its business so as to cease to be a business development company and has changed the nature of its business focus from investing, owning, holding, or trading in investment securities toward that of an operating company intending to pursue a business model whereby it would provide merchant banking-type services to small, private companies seeking to become publicly held and traded, whose focus will be developing a viable investment business plan.

In this regard, in May 2006, the Company filed Form N-54C with the Commission, giving notification that it has withdrawn its election to be subject to sections 55 through 65 of the Investment Company Act of 1940, as amended (the
"Act"), pursuant to section 54(c) of the Act.
Accordingly, the Company's management requires additional time to complete the extensive disclosures required with respect to this significant change.



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PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

William J. Bosso           770            777-6795
_______________________________________________________________
     (Name)             (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section
13 or 15(d) of the Securities Exchange Act of 1934 or
Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If answer is no, identify report(s). [X] Yes No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
                Nortia Capital Partners, Inc.
     ____________________________________________________
       (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  July 31, 2006       By:  /s/ William J. Bosso
                                _____________________________
                                Name:  William J. Bosso
                                Title:  Chief Executive Officer

__________________________________________________________________

                          ATTENTION
  Intentional misstatements or omissions of fact constitute
      Federal Criminal Violations (See 18 U.S.C. 1001)
__________________________________________________________________




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